Filed by Advanced Emissions Solutions, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company:
Advanced Emissions Solutions, Inc.
(Commission File No. 001-37822)

On August 22, 2022, Advanced Emissions Solutions, Inc. participated in a presentation regarding the signing of the Transaction Agreement with Arq Limited:

CORPORATE PARTICIPANTS
Ryan Coleman, Investor Relations
Greg Marken, President, Chief Executive Officer and Treasurer
Morgan Fields, Chief Accounting Officer

PRESENTATION
Operator
Good morning or good afternoon all. Welcome to the Advanced Emissions Solutions Merger Announcement. My name is Adam and I'll be the Operator for today's call.
With no further ado, I'll hand you over to Ryan Coleman to begin. Ryan, please go ahead, when you are ready.
Ryan Coleman - Investor Relations
Good morning, everyone, and thank you for joining us today for this special call. With me on the call today are Greg Marken, Chief Executive Officer, President, and Treasurer; as well as Morgan Fields, Chief Accounting Officer.
This call is being webcasted live within the Investor section of our website, and a downloadable version of today's presentation is available there as well. A webcast replay will also be available on the site and you can contact Alpha IR for Investor Relations support at 312-445-2870.
Let me remind you that the presentation and remarks we make today include forward-looking statements as defined in Section 21-E of the Securities Exchange Act. These statements are based on information currently available to us and involve risks and uncertainties that could cause actual future results, performance, and business prospects and opportunities to differ materially from those expressed in or implied by these statements. These risks and uncertainties include but are not limited to those factors identified on Slide 2 of today's slide presentation and in our filings with the Securities and Exchange Commission. Except as expressly required by securities laws, the Company undertakes no obligation to update those factors or any forward-looking statements to reflect future events, developments or a change in circumstances or for any other reason.
Also, this material is not a substitute for the registration statement that will be filed with the Securities and Exchange Commission in connection with this transaction or the proxy statement and prospectus that we will mail to stockholders. Investors are urged to read the proxy statement/prospectus which will include important information including detailed risk factors when it becomes available. The proxy statement, prospectus and other documents will be filed by the Company with the Securities and Exchange Commission and will be available free of charge at the SEC website or by directing your request to the Company.
The Company, Arq and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the participants in the solicitation will be set forth in the proxy statement/prospectus when it becomes available.

So, with that, I'll turn the call over to Greg.
Greg Marken - Advanced Emissions Solutions - CEO, President, and Treasurer
Thank you, Ryan, and thanks to everyone for joining us this morning.
Friday afternoon after markets closed, we announced our proposed merger with Arq Limited. The conclusion of our strategic review represents the culmination of a process we started last May to identify paths available to us to maximize the value of our Company. We are incredibly excited about the prospect of combining the manufacturing capabilities, products, leadership and infrastructure of our two companies to create a North American based, vertically integrated provider of environmental technology products. The combined company will provide additional growth opportunities, sustainable competitive advantage and improved long-term profitability.
Throughout our process, we have evaluated various strategic paths to maximize value for our shareholders. But the opportunity that we were most excited about was this merger with Arq. We believe this transaction will be highly accretive and offer shareholders a value maximizing path forward.
As shown on Slide 3, the merger enhances our vertically integrated assets and will accelerate the combined companies' penetration of the North American activated carbon market, while simultaneously creating new environmental technology products.
Through the use of Arq's bituminous-based, waste-derived Arq powder, we will significantly expand our addressable markets within the activated carbon space, allowing us continue to move up the value chain and pursue growth opportunities within the granular activated carbon market.
Ultimately, we will be able to utilize two domestically sourced and vertically integrated feedstocks to further capitalize on our strong position within the activated carbon markets. The combined company will provide growth opportunities within existing markets we serve, such as activated carbon, as well as other growth markets; all of which are supported by sustainable competitive advantages, such as our vertically integrated feedstocks and operations leading to improved long-term profitability of the Company.
Our combined portfolio of patented technologies offers environmentally sustainable and proven solutions to remediate wasteland and to create specialty carbon products with diversified uses within the chemicals, energy and materials industries. The expanded portfolio of purification solutions will also allow us to capitalize on environmentally beneficial opportunities, including helping customers meet their ESG targets and goals, while improving the long-term profitability of our combined assets.
The transaction provides shareholders with growth opportunities in the combined company and the terms of the transaction also provide optionality to our shareholders. Legacy ADES shareholders will own at least 47.4% of the combined company and will provided with the options to receive cash dividends totaling $10 million, or additional equity in the new entity at the same price as the incoming PIPE investors.
And lastly, our financial profile is greatly enhanced, as the combined company is projected to generate $196 million in annual revenue by 2026, which reflects a compounded annual growth rate of over 20%, and to deliver $61 million in annual EBITDA by the end of Fiscal 2026.
Slide 4 shows the highly complement nature of the business attributes that are brought together through these respective companies. The merger combines our established activated carbon manufacturing and distribution facilities with Arq's unique feedstock for activated carbon and other high-value industrial markets.
For ADES, our strengths lie in the state-of-the-art Red River plant and proven manufacturing capabilities, we are already a top three North American supplier of activated carbon and the owner and operator of the largest vertically integrated activated carbon manufacturing plant in the U.S., with an extensive logistics and supply chain infrastructure in place. Our current focus has most significantly been on powdered activated carbon, or PAC, produced from our vertically integrated lignite-based feedstock, and we currently serve over one hundred customers in the power generation, industrial and municipal water markets.
In addition, as proven over a significant period of time, we also bring talented customer-focused technology and commercial teams to the market. Our relationships with customers, integrate these teams and this approach has been, and will continue to be a powerful differentiating factor for us.

Arq had developed a novel and patent protected product that converts coal mining waste into microfine and highly pure powder called Arq Powder. Arq Powder is patent protected, and as such, there is no direct competitor with access to this same type of feedstock. Arq possesses a large-scale plant constructed in Corbin, Kentucky, and has identified potential future global expansion opportunities. Combining our collective resources provides Arq an entry point to utilize their feedstock to create environmentally sustainable products in multiple end markets, including activated carbon.
Arq Powder has been proven to produce high performing GAC products used in water treatment and other specialty applications. Our Red River plant can be configured to use Arq Powder as a bituminous-based feedstock, improving its overall profitability and enabling us to leverage existing infrastructure to further diversify our product mix and enter this high-value GAC market that often provides a higher earnings profile.
Slide 5 outlines the three core tenets of the merger rationale and how this announcement further solidifies our industry leading assets and IP and provides new opportunities for further growth.
First, our combination with Arq expands our growth opportunities and accelerates our advancement into new activated carbon markets. The merger leverages our manufacturing assets and supply chain, existing customer base, and overall organizational infrastructure while integrating Arq's unique patent-protected and environmentally sustainable feedstock. It facilitates our broader entry into the North American GAC market estimated to be 325 million pounds per year and growing. It improves the overall economics of the Red River plant. The merger also brings new market opportunities utilizing our feedstock, including as additives for Carbon Black, Asphalt and Marine Fuel, as well as an impressive list of strategic partners and investors to accelerate market entry and growth.
Second, the merger creates a sustainable competitive advantage as it allows us to exclusively secure a high-quality, domestically-sourced feedstock that is low-cost and proven to create high performance activated carbon products. It also further enhances the vertically integrated nature of our existing asset footprint by complementing it with another feedstock source, expanding our potential product portfolio and strengthening our control over our supply chain. The merger also carries an attractive ESG-based environmental profile as waste feedstock results in lower manufacturing emissions and promotes reclamation of property for future use and increased biodiversity.
And lastly, the merger creates a compelling financial profile to improve our long-term profitability. The combined entity is projected to generate annual revenue of $196 million and annual EBITDA of $61 million by 2026, based on the initial phase of the business plan. The complementary components of the business creates strong synergies between Arq's feedstock and our operations, technology and commercial infrastructure. The integration of Arq's feedstock into our Red River plant over time will improve unit economics with a higher priced and higher margin product as well as allow us to continue to become a more diversified company related to both our product and end market opportunities.
Slide 6 provides an overview of the deal and transaction terms. This merger combines the strengths of ADES and Arq to create a highly accretive deal that creates value for all the stakeholders involved.
As far as the future ownership is concerned, ADES will issue just under 19.3 million shares of common stock to existing Arq equity holders to acquire Arq. Upon the completion of the transaction, the fully diluted ownership will result in legacy ADES shareholders owning up to 49.5% of the combined company, based on 100% equity election and an assumption that the PIPE shares are purchased at a price of $4.67 per share, and legacy Arq investors and PIPE investors owning in aggregate of 49.5% of the combined company. Warrants issued to the lending partner will comprise the remaining 1% ownership of the combined entity.
The capital for the transaction will come from two sources. At the time of the merger, multiple Arq shareholders will invest in a PIPE transaction to infuse $20 million of additional equity into ADES at a post-money valuation of $200 million.
In addition, Arq has obtained binding commitments for a $10 million term debt facility from a lending party. When combined with its existing cash position and the proceeds from the PIPE and debt transaction, the combined company is well positioned to fund the initial phase of its business plan. For ADES shareholders, the terms provide significant benefits. ADES shareholders will receive a 20% premium and total consideration compared to the trailing 60 day volume weighted average share price as of August 15, 2022.

Prior to the completion of the merger, we plan to declare a one-time dividend of $10 million. As part of the equity that ADES shareholders own, they will be provided with an option to receive this one-time cash dividend, or additional shares in the newly combined entity. If an investor chooses to invest in additional shares in the combined entity, and foregoes a cash dividend, they will be doing so at the same rate as the PIPE investors. This unique feature provides optionality for each shareholder to obtain cash through a dividend, or to increase their relative equity ownership in the combined entity.
Of note, as disclosed in the filing on Friday, investment funds controlled by our largest shareholder and a Board member, Gilbert Li, have already made an irrevocable election to receive the stock of the newly combined entity, rather than cash, as part of the $10 million dividend. And, after the closing of the merger, the common stock of the combined company will continue to trade on the NASDAQ Global Market under the ticker symbol ADES.
Slide 7 demonstrates the strong financial profile of the proposed merger. Combining ADES and Arq provides substantial shareholder value by creating a market-leading specialty chemical and environmental technology products business with a high-quality baseline financial profile and significant incremental revenue and EBITDA growth opportunities.
We will build upon the significantly improved financial framework of our existing business to provide the platform for future growth. From this year through 2026, we expect to grow revenue at a compounded annual growth rate of over 20%, ultimately reaching nearly $200 million by 2026. The revenue growth will be driven by expansion within the activated carbon market to include both GAC and PAC products, the commercialization of our activated carbon based products for soil and groundwater remediation, as well as selling Arq Powder as an additive into various markets. That revenue growth is accompanied by strong EBITDA growth beginning in 2024, as 2023 will be a transition period including integration, capital improvements and other costs associated with valuating (phon) future growth opportunities. Ultimately, we project delivering over $60 million of annual EBITDA by 2026. That equates to an EBITDA margin in excess of 30%.
We expect the growth within our base business plan shown on this slide, to be supported by roughly $75 million of growth related capital expenditures from 2023 to 2026, mainly directed towards improvements to the Red River and Corbin facilities. The improvements at Corbin will enhance operating capabilities to expand throughput and will account for 20% to 25% of the total amount. Red River growth capex will be to enable the use of Arq's feedstock at the Red River plant and to expand operational capabilities, enabling in-house production of remediation products.
Bituminous-based feedstocks requires certain steps in producing activated carbon that our existing lignite feedstock does not require, and as such, we can't currently process. We will be installing these manufacturing processes as well as other capabilities to allow us to capitalize on the most widely utilized GAC feedstock. The improvements to Red River specifically focused on GAC will account for 70% of the total amount of growth capex. We believe we can support all of this development expansion work through cash proceeds received as part of the merger transaction, as well as our current cash position.
In addition to the growth opportunities we just discussed, the combined business also has the ability to evaluate additional growth, both domestically and globally. Global expansion would provide entrants into additives from marine fuel. These options will be evaluated in the future and would likely require raising additional capital in order to pursue.
Slide 8 provides a quick overview of Arq and demonstrates how well they fit into our asset footprint and our stated goal of being the provider of choice for activated carbon technologies. Arq is a privately-owned emerging technology company founded in 2015 that has developed a novel technology for producing environmentally sustainable specialty carbon products from coal mining waste. Their core product, Arq Powder, is an ultra-fine hydrocarbon-based powder that can be used to create environmentally sustainable specialty carbon products. Thus, although Arq is pre revenue, by working together, we are going to significantly advance the timeline on bringing Arq Powder to the activated carbon market, enabling future growth for both entities.
We have identified initial end markets for Arq's products, such as activated carbon and additives for Carbon Black and Asphalt products. Within the power and transportation industries, it can be used as a blending feedstock with residual fuel oil from marine and utility fuels, resulting in a lower cost to produce and improved environmental footprint. In aggregate, the potential addressable markets are significant in size and allow potential entrants with current applications.

Arq also possesses organically developed intellectual property and sophisticated manufacturing assets. Arq's facility in Kentucky is a state-of-the-art plant with over $100 million of invested capital to date, with further upgrades and expansion planned in 2023. Arq will produce Arq Powder from its Kentucky plant utilizing bituminous coal mining waste that creates a feedstock for high performing activated carbon products and is a substitute for other carbon or hydrocarbon products. There is no direct competitor to Arq's feedstock to produce products as they are patent-protected with a family of over 70 patents and applications, further strengthening our product portfolio of patented technologies.
Arq also possesses an impressive list of investors and strategic partners, including Peabody, Vitol and Mitsubishi. All three companies are current investors in Arq's business and will be investors in the combined company. Their partnerships provide a combination of strong investment grade supply side business partners, buyers and marketers of Arq products. Additionally, these historical investors, along with many others, have been a part of well over $150 million of equity capital that Arq has raised since Arq's inception.
As shown on Slide 9, the merger strengthens our product portfolio and broadens the scope of end market applications we are able to target. Arq is already a leading powder—ADES is already a leading powdered activated carbon producer selling into the power generation, industrial and municipal water markets, and we continue to develop a colloidal carbon product for the soil and groundwater remediation market. The merger with Arq will allows us to also produce and sell granular activated carbon by leveraging Arq's capabilities into end markets that may include municipal water, soil and groundwater remediation and specialty gas phased applications. It also facilitates our production of additives for products used in end markets, such as tires, polymer composites, paints, coatings and transportation and infrastructure.
Slide 10 shows our combined asset footprint and infrastructure. Our combination with Arq further enhances our vertically integrated operations. The combined company will leverage ADES' integrated supply chain, manufacturing, distribution and organizational infrastructure with the world's first industrial scale coal waste processing plant, to develop an environmentally sustainable technology company with differentiated products and an improved environmental profile,
The partnerships that Arq brings to the combined company are outlined on Slide 11. Peabody acts as Arq's supply side partner collaborating with Arq in identifying the best site locations for future facilities. Vitol, one of the world's largest commodity and energy trading companies, has been involved with establishing certification and customer acceptance of certain end market applications of Arq Powder. Additionally, once operating at scale, Vitol may blend Arq Powder into a range of products for various end markets. Peabody and Vitol are both committed investors in the PIPE transaction.
Arq has partnered with Hafnia to position for entry into the marine fuel market. Hafnia provides Arq with industry-leading marine fuel technical expertise as well as exposure to one of the world's largest marine fleets. Arq also has had the support of Mitsubishi as a business development partner and as an early stage strategic investor.
Peabody, Vitol and Mitsubishi will each be shareholders in the future entity and the combined organization expects to leverage these existing relationships to drive both near and long-term value for our shareholders.
Slide 12 reflects the Management Teams of both ADES and Arq, and the bringing together of more than 130 years of direct industry experience in the specialty chemicals, materials and energy sectors, as well as over 60 years of combined experience in the finance and capital market sectors. Arq has an exceptional leadership team that brings passion and creativity into the combination organization. The Board of Directors and Management Team of the combined entity will be finalized and announced at a future date. However, we do not expect any disruptions to our people, operations or customers prior to our shareholder vote, or as we navigate closing of the transaction.
Lastly, Slide 13 provides a year-by-year outlook of the near and medium term milestones and initiatives we are focused on for the combination company, assuming a closing of the transaction in either Q4 of this year or early Q1 of next year. In 2023, our key focus will be on beginning to optimize both the Red River and Corbin facilities for industrial scale GAC production utilizing the Arq Powder feedstock and developing the customer and sales channels for entry into the GAC market. These efforts and modifications will not impact our existing operations and ability to serve current or potential future customers in existing markets we serve today.

Thus, we will continue to build off of the significantly improved base business as we grow and to also serving bituminous-based GAC markets. We also plan to complete testing of Arq Powder as an additive for Carbon Black and Asphalt and will begin commercialization efforts of those products, along with the remediation products we have been working on.
And lastly, we plan to conduct additional testing to confirm market acceptance of Arq marine fuel blends via ship trials. Those initiatives set up 2024 for full scale operations at the Corbin facility and the ultimate production and commercialization of Arq Powder based GAC products from Red River in the latter portion of the year. That production is contingent upon completing the modifications to the Red River plant to facilitate the processing of Arq Powder feedstock to produce GAC products. In addition, upon the finalization of market testing and confirmation of our remediation product, we will look to develop the capability for in-house production of the products for the soil and groundwater remediation markets. We also plan to evaluate the potential for further expansion of the Red River facility, as well as for the entrants of Arq products into global marine fuel markets.
Financially, we are targeting to deliver $17 million of consolidated EBITDA for the year ended 2024 with significant profitability expansion thereafter. In 2025, as we achieve commercial and financial success and build momentum, we may elect to further expand the Red River facilities to add additional production capacity. We may also consider construction of an international facility for the production of marine fuel additives. Financially, we aim to deliver $32 million of consolidated EBITDA for the year, based on the initial phase of the business plan.
To conclude, the highly synergistic nature of this merger is clearly visible, as is how both companies stand to benefit from the combination of our products, infrastructure, manufacturing assets and expertise. We are eager to get to work forging a new path forward as an ESG leader to create a premier North American provider of environmental technology products.
With that, I'll turn the call back over to Ryan to move us to Q&A.
Ryan Coleman - Investor Relations
Thank you, Greg.
Similar to past press releases and earnings reports, we included an invitation to submit questions ahead of time at the bottom of the deal announcement press release. We'd like to thank everyone who took the time to send in your questions.
Our first question: "Where does this transaction position you within the activated carbon market both domestically and internationally in terms of size, competitiveness and market breadth, etc.?"
Greg Marken - Advanced Emissions Solutions - CEO, President, and Treasurer
On a pre transaction basis, as I've said, we've generally been focused on powdered activated carbon in the flue gas and municipal water markets. Of the North American market, those markets make up about 30%—for the PAC markets make up about 30%. on a post transaction basis, we're going to significantly expand our addressable markets and be able to pursue both PAC and GAC. The GAC market makes up $325 million of the estimated $750 million total market today. With these transitions, Ryan, we firmly believe that we will remain a Tier 1 provider with a much more significant product portfolio to address those markets.
Ryan Coleman - Investor Relations
Second question: "Of the new verticals you're entering, which are you most excited about? Can you provide a more detailed view on how these will contribute to top and bottom line performance?"
Greg Marken - Advanced Emissions Solutions - CEO, President, and Treasurer
On a near-term basis, without a doubt, GAC will be critical to driving the value creation that we believe is there. We believe that the GAC market is structurally underserved and this is a growing market on a yearly basis and it has very challenging products to make. So, GAC has historically been a product category commanding higher prices than PAC, although we are making significant progress in our existing business, and we believe that the fundamentals exists for GAC to continue to provide the significant growth opportunities that we have discussed.

Beyond the expansion into GAC, completing the market testing for our colloidal carbon that we have been discussing for the remediation market remains a significant focus. As we think about everything going on with environmental focus, we believe this product is going to be something we can bring to the market and drive value to the Company.
Additionally, upon the integration of Arq, as I mentioned today, being able to sell additives for Carbon Black and Asphalt out a single feedstock from the Kentucky facility, in addition to future expansion opportunities, are the items that we're really excited about.
Ryan Coleman - Investor Relations
Our third question: "Do you expect a larger asset base and combined resources to ease the supply constraints and the supply chain headwinds that you're currently facing?"
Greg Marken - Advanced Emissions Solutions - CEO, President, and Treasurer
Ryan, no doubt, the combined business have operational synergies, providing the feedstock to produce activated carbon. However, we aren't actually increasing our production capabilities of activated carbon through the Kentucky facility. It is truly just producing the Arq Powder to facilitate GAC production in addition to selling Arq Powder into other markets like additives for Carbon Black and Asphalt. So, therefore, we're going to continue to build on our existing business and make the existing business and capabilities to produce as good as we can make them, but we're going to have to continue to navigate the tight supply chain market as we go through the next couple of years.
Ryan Coleman - Investor Relations
Our next question: "Do you expect the future capex of roughly $75 million from 2023 to 2026 to be funded through additional capital raises, or will they be organic investments funded by future operating results?"
Greg Marken - Advanced Emissions Solutions - CEO, President, and Treasurer
Ryan, I did spend some time earlier talking about that. We believe all the $75 million of growth capex will be supported by this transaction. Additionally, as we move forward, and really get through the first couple of years, we're going to start generating more and more cash and we believe that'll be a platform to fund future growth as well.
So, we feel very confident in this business plan and the ability to fund the capex necessary.
Ryan Coleman - Investor Relations
The next question: "What is the rationale for the various ownership percentages given the relative maturities of ADES and Arq infrastructures and the fact that Arq is a pre revenue company? Can you talk about some of the value that Arq brings to the transaction?"
Greg Marken - Advanced Emissions Solutions - CEO, President, and Treasurer
Ryan, without a doubt, ADES is a more mature operating organization with an underlying business that continues to improve on a quarter by quarter basis. However, when we look at Arq, there are a lot of value propositions that are brought to the table that we have discussed today. They have a manufacturing facility to produce Arq Powder as a single vertically integrated asset, enabling us to get into the high-value GAC markets as we've discussed, in addition to selling additional output as an additive to the Carbon Black and Asphalt markets.
The intellectual property they have associated with their products and technologies provides protection and strength as we move forward. Additionally, they have partnered with some very, very powerful strategic business partners that we believe provides the platform to expand the business much faster than we could do without those partners.
I think those three things in addition to other items that we have talked about today are really the drivers that make Arq so unique and help us create growth opportunities that we otherwise may not have been able to do.
Ryan Coleman - Investor Relations
And our last question: "When does ADES expect to close in the merger transaction and what are the next steps from here?"

Greg Marken - Advanced Emissions Solutions - CEO, President, and Treasurer
We expect to close either late Q4 or early Q1 of 2023. We are currently in the process of preparing to file documents with the SEC to include the S4 and the proxy materials, and we'll work towards the timeline that I just mentioned.
Ryan Coleman - Investor Relations
Thanks, Greg. And thanks again to everyone for the submitted questions. I'll turn the call back to Greg for any closing remarks.
Greg Marken - Advanced Emissions Solutions - CEO, President, and Treasurer
Thanks, Ryan, and thank you to everyone for joining the call this morning. Today marks a very important step forward in creating sustainable long-term value for ADES shareholders. We are very excited about our combined company's future and the path that lies before us.
Operator
This concludes today's call. Thank you very much for your attendance. You may now disconnect your lines.

NO OFFER OR SOLICITATION
The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
In connection with the proposed business combination transaction among Advanced Emissions Solutions, Inc. (the “Company”), Elbert Holdings, Inc. (“New ADES”), Elbert Merger Sub 1, Inc., and Arq Limited (“Arq”), the Company and New ADES will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, NEW ADES, ARQ AND THE PROPOSED TRANSACTION. The proxy statement/prospectus will be mailed to the Company’s stockholders when available. You will also be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the proxy statement/prospectus (when it becomes available) and the other documents filed by the Company with the Commission by requesting them in writing from 8051 E Maplewood Ave, Ste 210, Greenwood Village, CO 80111, Attn: General Counsel.
The Company, Arq, and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s proxy statement on Schedule 14A filed on March 29, 2022 with the Commission. This document may be obtained free of charge from the source indicated above. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials when they are filed with the Commission.
FORWARD-LOOKING STATEMENTS
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving the Company and Arq, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the Company’s and Arq’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: failure to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory and stockholder approvals, and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of the Company and Arq generally. Additional risks and factors are identified under “Risk Factors” in the Company’s Annual Report on Form 10-K filed on March 8, 2022 and subsequent reports filed with the Commission, and will be identified under “Risk Factors” in the proxy statement/prospectus when it is filed with the Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. The Company undertakes no obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.